Gold Fields Limited (Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company” or the “Group”) GOLD FIELDS ENTERS INTO BINDING AGREEMENT TO ACQUIRE GOLD ROAD RESOURCES AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT Further to the Company’s announcements on 24 March 2025 and 2 May 2025, Gold Fields is pleased to announce that Gruyere Holdings Pty Ltd (a wholly-owned subsidiary of the Company) has entered into a binding Scheme Implementation Deed (“SID”) to acquire 100% of the issued and outstanding share capital of Gold Road Resources Limited (“Gold Road”) by way of an Australian scheme of arrangement (the “Scheme”). The Gold Road Board of Directors (“Gold Road Board”) has unanimously recommended that Gold Road shareholders vote in favour of the Scheme, in the absence of a superior proposal and subject to an independent expert (“Independent Expert”) concluding in the Independent Expert’s report (“Independent Expert’s Report”), and continuing to conclude, that the Scheme is in the best interests of Gold Road shareholders. Subject to the same qualifications, each member of the Gold Road Board intends to vote all Gold Road shares held or controlled by them in favour of the Scheme. 1. SALIENT TERMS OF THE TRANSACTION Under the terms of the Scheme, Gold Road shareholders would be entitled to receive cash consideration equivalent to the value of A$3.40 per Gold Road share as of 2 May 2025 (the “Scheme Consideration”), comprising the following: • a fixed cash portion of A$2.52 for each Gold Road share (“Fixed Cash Consideration”); and • a variable cash portion equal to the full value of each shareholders’ proportion of Gold Road’s shareholding in Northern Star Resources Ltd (“Northern Star”) based on the prevailing 5-day volume weighted average price (“VWAP”) immediately prior to the Scheme becoming effective (“Variable Cash Consideration”)(1). As at 2 May 2025, the Variable Cash Consideration is A$0.88 per Gold Road share. The value of the Variable Cash Consideration (and therefore the total Scheme Consideration payable in cash pursuant to the Scheme) will fluctuate based on movements in the value of Northern Star shares up until the date the Scheme becomes effective. In addition, if the Scheme becomes effective, Gold Road intends to declare a fully franked special dividend (“Special Dividend”). The quantum of the Special Dividend will be based on the prevailing franking account balance of Gold Road at the time of the distribution and will be such that the Special Dividend does not utilise more franking credits than are available. Based on Gold Road’s franking account balance as at 2 May 2025, this implies a Special Dividend of approximately A$0.35 per Gold Road share for a total Special Dividend payment to all Gold Road shareholders of approximately A$379 million. Any Special Dividend paid will be fully funded by Gold Road’s existing cash balance and other available sources of liquidity, and will be deducted from the Fixed Cash Consideration. The ultimate amount payable by way of the Special Dividend will be subject to the financial performance of Gold Road up until the date the Scheme becomes effective. The payment and amount of any Special Dividend remains at the discretion of the Gold Road Board. Gold Road intends to apply to the Australian Tax Office for a Class Ruling on the treatment of the Scheme Consideration and the Special Dividend in the hands of Gold Road shareholders. The Scheme Consideration values Gold Road’s equity at approximately A$3.7 billion, implies a total enterprise value of approximately A$2.6 billion(2), and represents premia of: • 43% to Gold Road’s undisturbed closing share price of A$2.38 per share on 21 March 2025; • 35% to Gold Road’s undisturbed 30-day VWAP of A$2.52 per share on 21 March 2025; and • 39% to Gold Road’s undisturbed 3-month VWAP of A$2.45 per share on 21 March 2025. Gold Fields has confirmed to Gold Road that the consideration proposed under the Scheme is a ‘best and final’ price and will not be increased further in the absence of a superior proposal emerging. 2. SHAREHOLDER SUPPORT Each of the following Gold Road shareholders (“Supporting Shareholders”) (representing approximately 7.51% of Gold Road’s issued capital) confirmed in writing that they support the Scheme and intend to vote, or cause to be voted, all of the shares that they own or control in favour of the Scheme in the absence of a superior proposal and subject to an Independent Expert concluding in the Independent Expert’s Report, and continuing to conclude, that the Scheme is in the best interests of Gold Road shareholders. The Supporting Shareholders are UniSuper Limited as Trustee for UniSuper (2.6%); Yarra Capital Management Group (2.6%); First Sentier Investors (Australia) Services Pty Ltd (1.7%); and Perpetual Asset Management (0.6%). The Supporting Shareholders have each confirmed to Gold Fields that their intention statement does not prohibit them from selling any of their Gold Road shares, in their absolute discretion, prior to the Scheme Meeting. 3. TRANSACTION STRUCTURE The Scheme will be effected by way of a Court-approved scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), pursuant to which all of the issued and outstanding share capital of Gold Road at the Effective Date (as defined in the SID and in paragraph 6 below) will be acquired by Gruyere Holdings Pty Ltd, in exchange for the Scheme Consideration as of the Effective Date. For the Scheme to proceed, the resolution must be approved by at least 75% of all votes cast by Gold Road shareholders and a majority by number of all Gold Road shareholders present and voting (in person or by proxy) at a special meeting called to consider the Scheme (“Scheme Meeting”). The Scheme is also subject to a number of regulatory approvals, including by the Australian Foreign Investment Review Board (“FIRB”), Australian Securities and Investments Commission (“ASIC”), the Court, any required stock exchange, as well as any other closing conditions customary in transactions of this nature (see the Conditions Precedent in paragraph 5 below for further details). All of the Gold Road directors have stated that they intend to vote all Gold Road shares they hold or control in favour of the Scheme in the absence of a superior proposal and subject to an Independent Expert concluding in the Independent Expert’s Report, and continuing to conclude, that the Scheme is in the best interests of Gold Road shareholders. As Gold Road will become a wholly-owned subsidiary of Gold Fields after completion of the Scheme, Gold Fields will, in terms of paragraph 10.21 of Schedule 10 of the JSE Limited (“JSE”) Listing Requirements, ensure that (i) the provisions of Gold Road’s constitutional documents do not frustrate Gold Fields in any way from compliance with its obligations in terms of the JSE Listing Requirements, and (ii) nothing contained in Gold Road’s constitutional documents shall relieve Gold Fields from compliance with the JSE Listing Requirements.

Further information regarding the implementation of the Scheme is set out in the SID, including in respect of the indicative salient dates and times for the Scheme. The SID includes non-solicitation provisions (subject to provisions allowing the Gold Road Board to exercise its fiduciary duties to change its recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and Gold Fields’ rights to match superior proposals. In addition, the SID provides that, under certain circumstances, Gold Fields would be entitled to a A$37,100,000 reimbursement fee. 4. TRANSACTION RATIONALE The acquisition of Gold Road represents a strategically logical and low-risk opportunity to enhance Gold Fields’ portfolio through consolidation of the Gruyere Joint Venture (“JV”) in which Gold Fields is the operator. This is consistent with Pillar 3 of Gold Fields’ strategy to improve the value of our portfolio through investment in high-quality, long-life assets. As the Gruyere gold mine is an operating asset, Gold Fields’ cash-flow profile is immediately enhanced by the acquisition and, accordingly, will support Gold Fields’ ability to increase shareholder returns going forward. Full ownership of the Gruyere gold mine enables Gold Fields to streamline decision-making and increases flexibility with respect to asset operation and future development opportunities. In addition, Gold Road’s exploration properties, particularly in the under- explored Yamarna Greenstone Belt (“Yamarna”), are a highly attractive opportunity to develop satellite deposits to leverage the existing mining and processing infrastructure at the Gruyere gold mine. Such adjacencies of the Yamarna exploration portfolio offer a route to increasing production, reducing costs, and extending mine life in a geology that is well understood by Gold Fields. Mike Fraser, Chief Executive Officer of Gold Fields said: “Gold Fields is pleased that the SID has been executed and that the Gold Road Board unanimously supports the Scheme. Throughout the period of engagement on the Scheme, we have noted our commitment to remaining disciplined and prudent in our acquisition strategy to ensure continued maximisation of Gold Fields’ shareholder value. The consolidation of our ownership in the Gruyere gold mine is firmly aligned to our strategy of improving portfolio quality through investment in high-quality, long-life assets and is immediately additive to the Group’s cash generation. We are grateful for our partnership with Gold Road, which has seen the asset evolve from exploration discovery to a high-quality operational mine. We look forward to maximising the potential of the Gruyere gold mine and Gold Road’s exploration package to the benefit of Gold Fields shareholders.” 5. CONDITIONS PRECEDENT The respective obligations of Gold Fields and Gold Road to complete the Scheme are subject to the fulfilment of various conditions precedent (“Conditions Precedent”) on or before the Effective Date of the Scheme, each of which may only be waived by mutual consent, including the following: • An Independent Expert concluding in the Independent Expert’s Report, and continuing to conclude, that the Scheme is in the best interest of Gold Road shareholders; • Satisfaction of customary conditions, including no material adverse change or prescribed events (as defined in the SID) occurring in respect of Gold Road; • Approval by Gold Road shareholders at the Scheme Meeting;

• Receipt of requisite Court and other regulatory approvals; and • Gold Road continuing to hold its shareholding in Northern Star. As part of the Conditions Precedent, the SID includes certain additional conditions to the obligations of each of Gold Fields and Gold Road, which are customary for transactions of this nature and include, inter alia, conditions with respect to the correctness of the representations and warranties of the other party as set out in the SID, and the material compliance of the other party with its covenants as set out in the SID. Gold Fields and Gold Road have committed to using their commercially reasonable endeavours to cooperate and engage with the relevant authorities and affected stakeholders in order to ensure that the Conditions Precedent are fulfilled as soon as possible to enable the Scheme to be completed. 6. TRANSACTION TIMING Subject to the satisfaction of the closing conditions references above, Gold Fields expects the Scheme to be completed in 2H 2025. The Effective Date of the Scheme will be a date shortly after the Scheme is approved by the Court. Full details of the Scheme will be included in Gold Road’s Scheme Booklet, which is expected to be dispatched to Gold Road shareholders in August 2025, with the Scheme Meeting expected to be held in September 2025. If approved by Gold Road shareholders and the Court, the Scheme is expected to be implemented in October 2025. Gold Fields and Gold Road will keep the market informed of any material developments relating to the Scheme in accordance with their respective continuous disclosure requirements. 7. TRANSACTION FUNDING The Scheme is not subject to any financing condition. Gold Fields is confident in its ability to fund the Scheme in line with its capital allocation framework and intends to utilise new bridge financing for the full transaction consideration. Gold Fields maintains a solid balance sheet with strong cashflow generation, particularly in the current gold price environment. As at 31 December 2024, the Company had net debt to EBITDA of 0.73x and held US$860 million in cash and approximately US$620 million in undrawn debt facilities. We are fully committed to maintaining our investment grade credit rating and to remain within our 1.0x net debt to adjusted EBITDA target. 8. BACKGROUND ON GOLD ROAD Gold Road holds a 50% interest in the Gruyere gold mine alongside a portfolio of 100%-owned exploration projects located across the broader Yamarna Greenstone Belt which hosts the Gruyere gold deposit. The Gruyere deposit was discovered by Gold Road in 2013, and rapidly advanced through a maiden resource and feasibility study, leading to the formation of the 50:50 Gruyere JV with Gold Fields in 2016. Gold Fields assumed management responsibility for development and operations, while Gold Road retained exploration control. Construction began soon after, and the first gold was poured in 2019. The operation has since achieved stable production, with additional resources identified along the Golden Highway trend and surrounding targets across a 180 km2 land package. Gold Road now holds a large package of exploration tenements across Western Australia, South Australia, and Queensland covering more than 14,000 km2. In particular, Gold Road has been focused on advancing the development of the Yamarna Mine Readiness Project, which includes a combination of exploration, technical and economic studies, environmental permitting and Native Title negotiations. The Gilmour deposit is the current focus, as the largest and highest-grade resource identified to date, and a pre-feasibility study was published by Gold Road for the asset on 20 January 2025. The Yamarna package also includes the Smokebush, Warbler, and Renegade exploration properties. Following implementation of the De Grey Mining Ltd scheme of arrangement with Northern Star, Gold Road will also own c. 3.4% of Northern Star (equivalent to 49,258,234 shares). Gold Road is listed on the Australian Stock Exchange (“ASX”) and its shares are publicly held and, as of 18 February 2025, per Gold Road’s 2024 Annual Report (which can be accessed on Gold Road’s website: https://goldroad.com.au/), no person or company beneficially owns, controls, or directs, directly or indirectly, voting securities of Gold Road carrying 10% or more of the voting rights attached to all outstanding Gold Road shares. 9. FINANCIAL INFORMATION ON GOLD ROAD Gold Road’s reported net value of assets and its profit after tax, as disclosed in its latest audited results for the year ended 31 December 2024, prepared in accordance with IFRS, were c. A$1,228 million and c. A$142.7 million, respectively. This financial information can be accessed on Gold Road’s website on https://goldroad.com.au/ 10. CATEGORISATION The Scheme constitutes a category 2 transaction for Gold Fields in terms of Section 9 of the JSE Limited Listings Requirements and, consequently, no Gold Fields shareholder approval is required. 11. SCHEME IMPLEMENTATION DOCUMENT Full details of the terms and conditions of the Scheme are set out in the SID, a copy of which has been uploaded to Gold Fields’ website on https://www.goldfields.com and appended to Gold Road’s announcement released on the ASX on Monday, 5 May 2025 and can also be found on Gold Road’s website on https://goldroad.com.au 12. WITHDRAWAL OF CAUTIONARY Shareholders are further advised that, following the release of this announcement, caution is no longer required to be exercised by Gold Fields shareholders when dealing in the Company’s securities. (1) Value calculated based on the 5-day VWAP immediately prior to the Effective Date of the Scheme. (2) Enterprise value based on Gold Road’s latest quarterly report as at 31 March 2025, which included cash and cash equivalents of A$203.8 million, Northern Star stake of A$944.3 million and other listed investments of A$9.4 million as at 2 May 2025. ENDS Johannesburg 5 May 2025 For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com

For media enquiries contact: Claire Walker Tel: +61 447 391 261 Email: Claire.Walker@goldfields.com VECTOR Advisors (Australia) John Gardner Mobile: +61 413 355 997 Matt Worner Mobile: +61 429 522 924 JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisor to Gold Fields J.P. Morgan Legal advisors to Gold Fields Herbert Smith Freehills (Australia) Webber Wentzel (South Africa) Linklaters LLP (U.S. and International) Media advisor to Gold Fields VECTOR Advisors (Australia) About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.1 Moz, proved and probable Gold Mineral Reserves of 44.3 Moz, measured and indicated Gold Mineral Resources of 30.4 Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6 Moz (excluding Mineral Reserves). Our shares are listed on the JSE and our American depositary shares trade on the New York Stock Exchange. About Gold Road Gold Road is a mid-tier Australian gold producer and explorer with a Tier 1 mine and exploration projects across Western Australia, South Australia and Queensland covering more than 14,000 square kilometres. Gold Road owns 50% of the world-class Gruyere gold mine in Western Australia, which was developed in joint venture with Gold Fields Ltd and produced first gold in June 2019. The Gruyere JV has Gold Ore Reserves of 3.45 Moz and Gold Mineral Resources of 7.14 Moz (inclusive of Ore Reserves (100% basis). Gold Road’s 100% interest in the Yamarna exploration portfolio has Gold Mineral Resources of 0.48 Moz. Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning. These forward-looking statements, including among others, those relating to the Scheme and the Scheme Consideration (including whether the Scheme will be completed on the proposed terms, within the anticipated timeline, or at all, and whether the Conditions Precedent to the Scheme will be satisfied), Gold Fields' future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual

Report 2024 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by Gold Fields’ external auditors. Information relating to Gold Road The information contained in this announcement that relates to Gold Road is extracted from publicly available information about Gold Road. To the maximum extent permitted by law, Gold Fields makes no representation or warranty, express or implied, as to the fairness, accuracy, correctness, completeness, or adequacy of any information in relation to Gold Road.